

NYSE
AN ICE EXCHANGE

May 9, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Eve Holding, Inc., under the Exchange Act of 1934:

- Common stock, par value $0.0001
- Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com